                                                            File Number: 0-29174
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ------------------

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the quarter ended December 31, 2000

                          LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)

                              ------------------

                                 Not Applicable
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)

                              ------------------

                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                 (510) 795-8500
         (Address and telephone number of principal executive offices)

                              ------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        [X]  Form 20-F           [_]  Form 40-F


Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        [_]  Yes                 [X]  No

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

        Not applicable

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

                          LOGITECH INTERNATIONAL S.A.
                                    Form 6-K
                               Table of Contents

                                                                                                    Page
                                                                                                    ----
Consolidated Financial Statements (unaudited):
  Consolidated Balance Sheets at December 31, 2000 and March 31, 2000...............................  3

  Consolidated Statements of Income for the three and nine months ended December 31, 2000 and 1999..  4

  Consolidated Statements of Cash Flows for the nine months ended December 31, 2000 and 1999........  5

  Notes to Consolidated Financial Statements........................................................  6

Management's Discussion and Analysis of Financial Condition and Results of Operations...............  9

Risk Factors........................................................................................ 15

Quantitative and Qualitative Disclosure About Market Risk........................................... 23

Signatures.......................................................................................... 24

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                             December 31,      March 31,
                                                                                 2000            2000
                                                                            -------------    -------------
ASSETS                                                                       (unaudited)
Current assets:
 Cash and cash equivalents............................................           $ 15,266         $ 49,426
 Accounts receivable..................................................            179,129          123,172
 Inventories..........................................................            121,256           68,255
 Other current assets.................................................             28,707           25,354
                                                                            -------------    -------------
     Total current assets.............................................            344,358          266,207
Investments...........................................................             19,661           10,807
Property, plant and equipment.........................................             39,453           42,117
Intangible assets:
 Goodwill.............................................................              3,311            3,907
 Other intangible assets..............................................              8,282           10,100
Other assets..........................................................                990              939
                                                                            -------------    -------------
     Total assets.....................................................           $416,055         $334,077
                                                                            =============    =============

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Short-term debt......................................................           $  6,707         $  6,990
 Accounts payable.....................................................            117,944           92,430
 Accrued liabilities..................................................             67,224           51,049
                                                                            -------------    -------------
     Total current liabilities........................................            191,875          150,469
Long-term debt........................................................              3,068            2,934
Other liabilities.....................................................                524              705
                                                                            -------------    -------------
     Total liabilities................................................            195,467          154,108
                                                                            -------------    -------------
Contingencies (Note 8)

Shareholders' equity:
 Registered shares, par value CHF 10 -- 5,279,424 authorized,
  1,030,576 conditionally authorized, 4,279,424 issued and
  outstanding at December 31, 2000; 4,362,920 authorized, 1,147,080 conditionally authorized, 4,162,920 issued and outstanding at
  March 31, 2000......................................................             30,430           29,752
 Additional paid-in capital...........................................             89,681           83,686
 Less registered shares in treasury, at cost, 13,742 at December 31,
  2000 and 20,640 at March 31, 2000...................................             (1,185)          (1,056)
 Retained earnings....................................................            118,620           84,367
 Cumulative translation adjustment....................................            (20,500)         (16,780)
 Unrealized gain on securities........................................              3,542               --
                                                                            -------------    -------------
     Total shareholders' equity.......................................            220,588          179,969
                                                                            -------------    -------------
     Total liabilities and shareholders' equity.......................           $416,055         $334,077
                                                                            =============    =============

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)

                                                             Three months ended                    Nine months ended
                                                                 December 31,                          December 31,
                                                        -----------------------------         -----------------------------
                                                            2000              1999               2000               1999
                                                        ----------         ----------         ----------         ----------
                                                                 (unaudited)                           (unaudited)
Net sales.......................................        $  231,982         $  185,425         $  563,963         $  439,739
Cost of goods sold..............................           151,673            118,147            372,183            293,250
                                                        ----------         ----------         ----------         ----------
Gross profit....................................            80,309             67,278            191,780            146,489
Operating expenses:
 Marketing and selling..........................            36,907             31,264             98,172             74,391
 Research and development.......................             9,456              7,627             26,760             22,852
 General and administrative.....................             8,412              7,913             25,274             21,929
                                                        ----------         ----------         ----------         ----------
Operating income................................            25,534             20,474             41,574             27,317
Interest income (expense), net..................              (396)               (61)              (359)              (403)
Other income (expense), net.....................              (263)            (1,805)             1,602             (1,092)
                                                        ----------         ----------         ----------         ----------
Income before income taxes......................            24,875             18,608             42,817             25,822
Provision for income taxes......................             4,975              3,722              8,563              5,164
                                                        ----------         ----------         ----------         ----------
Net income......................................        $   19,900         $   14,886         $   34,254         $   20,658
                                                        ==========         ==========         ==========         ==========
Net income per share:
 Basic..........................................        $     4.69         $     3.74         $     8.15         $     5.25
 Diluted........................................        $     4.24         $     3.43         $     7.29         $     4.96

Net income per ADS (10 ADS : 1 share):
 Basic..........................................        $      .47         $      .37         $      .82         $      .53
 Diluted........................................        $      .42         $      .34         $      .73         $      .50

Shares used to compute net income per share:
 Basic..........................................         4,242,544          3,983,060          4,201,603          3,937,172
 Diluted........................................         4,698,403          4,340,528          4,697,340          4,162,670


   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                  Nine months ended
                                                                                      December 31,
                                                                               --------------------------
                                                                                 2000              1999
                                                                               --------          --------
                                                                                       (unaudited)
Cash flows from operating activities:
 Net income...........................................................         $ 34,254          $ 20,658
 Non-cash items included in net income:
  Depreciation........................................................           14,630            10,212
  Amortization of goodwill............................................              597               520
  Amortization of other intangible assets.............................            1,817             2,444
  Equity in net losses of affiliated companies........................              447             3,468
  Gain on sale of investment..........................................             (442)           (1,302)
  (Gain) loss on disposal of property, plant and equipment............           (1,922)              275
  Deferred income taxes...............................................               63             2,065
  Other...............................................................              367               360
 Changes in current assets and liabilities:
  Accounts receivable.................................................          (56,744)          (44,158)
  Inventories.........................................................          (55,139)           (1,756)
  Other current assets................................................           (3,709)           (3,093)
  Accounts payable....................................................           30,616            16,726
  Accrued liabilities.................................................           12,754             7,231
                                                                               --------          --------
     Net cash provided by (used in) operating activities..............          (22,411)           13,650
                                                                               --------          --------
Cash flows from investing activities:
 Additions to property, plant and equipment...........................          (14,470)          (12,495)
 Proceeds from sales of property, plant and equipment.................            3,637                --
 Proceeds from sale of investment.....................................              526                --
 Acquisitions and investments in affiliated companies.................           (5,616)           (3,025)
 Cash advanced to affiliated companies................................               --            (2,467)
                                                                               --------          --------
     Net cash used in investing activities............................          (15,923)          (17,987)
                                                                               --------          --------
Cash flows from financing activities:
 Decrease in short term debt..........................................               --           (18,447)
 Net borrowing of long term debt......................................              366                --
 Proceeds from issuance of registered shares..........................            6,671             4,487
 Proceeds from sale of treasury shares................................              935             4,273
 Purchase of treasury shares..........................................           (1,064)               --
                                                                               --------          --------
     Net cash provided by (used in) financing activities..............            6,908            (9,687)
                                                                               --------          --------
Effect of exchange rate changes on cash and cash equivalents..........           (2,734)             (154)
                                                                               --------          --------
Net decrease in cash and cash equivalents.............................          (34,160)          (14,178)
Cash and cash equivalents at beginning of period......................           49,426            43,251
                                                                               --------          --------
Cash and cash equivalents at end of period............................         $ 15,266          $ 29,073
                                                                               ========          ========
Supplemental cash flow information:
 Interest paid........................................................         $    117          $    837
 Income taxes paid....................................................         $    356          $    779

  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Note 2 -- Interim Financial Data:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 2000 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end. Certain amounts reported in prior quarters' financial statements have been reclassified to conform with the current quarter's presentation.

Note 3 -- Business Acquisition:

  In February 2001, Logitech announced an agreement to purchase Labtec Inc., a publicly traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other peripherals and accessories for computing, communication and entertainment. Under terms of the agreement, Logitech will commence an offer to purchase all outstanding shares of Labtec for $18 per share. This offer will consist of a combination of $11 in cash and approximately $7 in Logitech ADSs. The fraction of a Logitech ADS to be issued for each Labtec share will be equal to $7.00 divided by the average closing bid price of a Logitech ADS for the 20 trading days ending three business days prior to the day the offer expires; that fraction will not be less than .2234 of a Logitech ADS (if the average closing bid price exceeds $31.34) or more than
 .2730 of a Logitech ADS (if the average closing bid price is less than $25.64). Including the assumption of debt and other liabilities, the total acquisition cost will be approximately $109 million. Logitech expects to consummate the exchange offer during late March or April. The acquisition will be recorded using the purchase method of accounting.

Note 4 -- Stock Split:

  In June 2000, the Company's shareholders approved a two-for-one stock split which was effected on July 5, 2000 and distributed to stockholders of record as of July 4, 2000. All references to share and per-share data for all periods presented have been adjusted to give effect to this two-for-one stock split. In June 2000, the Company's shareholders also approved an increase of 1 million authorized registered shares for use in acquisitions, mergers and other transactions.

Note 5 -- Equity Investments:

  In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business is to enhance video communications using the internet infrastructure. At the same time, Logitech announced the investment of $10.8 million in Spotlife by other investors, including two venture capital firms. In July through September 2000, Spotlife closed on its third round of financing totaling $30 million. Spotlife is independently managed and launched its internet service in May 2000. Logitech has invested $7 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the new company's capital lease obligation. As of December 31, 2000, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $3.5 million. As of December 31, 2000, Logitech owned approximately 37% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the new company. Logitech accounts for its investment in this company using the equity method.

  In June 1998, the Company acquired 49% of the outstanding shares of the LogiCad 3D Group (formerly Space Control GmbH), the German-based provider of Logitech's Magellan 3D Controller. The Company has an obligation to acquire the remaining outstanding shares if certain conditions are met, and an option to acquire the remaining shares if these conditions are not met. The Company is using the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. Nasdaq Stock Market in an initial public offering. In June 2000, the Company sold a partial interest in Immersion and recognized a gain of $.4 million in other income. The Company accounts for its investment in Immersion as available for sale in accordance with FASB 115 -- Accounting for Certain Investments in Debt and Equity Securities. Accordingly, the Company carries its investment in Immersion at market value and records periodic increases or decreases in market value as a component of shareholders' equity. As of December 31, 2000, Logitech owned approximately 6.4% of Immersion. The cost of these securities was $4.9 million and the gross unrealized gain was $3.5 million.

  The Company uses the cost method of accounting for all other investments, all of which are less than 20% owned by Logitech.

Note 6 -- Comprehensive Income:

  Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account, and the net change in unrealized gain on marketable equity securities. For the three months ended December 31, 2000 and 1999, comprehensive income was $12,234,000 and $12,670,000. For the nine months ended December 31, 2000 and 1999, comprehensive income was $34,076,000 and $18,514,000.

Note 7 -- Inventory

  At December 31 and March 31, 2000, inventory consisted of the following:

                                     Dec. 31, 2000      March 31, 2000
                                     -------------      --------------
                                              (in thousands)
Raw materials.....................        $ 39,193             $16,762
Work-in-process...................             492                 517
Finished goods....................          81,571              50,976
                                     -------------      --------------
                                          $121,256             $68,255
                                     =============      ==============

Note 8 -- Contingencies:

  In December 1996, the Company was advised of the intention to begin implementing a value-added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

  The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras, and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Recent Developments

  In February 2001, Logitech announced an agreement to purchase Labtec Inc., a publicly traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other peripherals and accessories for computing, communication and entertainment. Under terms of the agreement, Logitech will commence an offer to purchase all outstanding shares of Labtec for approximately $18 per share, in cash and stock. Including the assumption of debt and other liabilities, the total acquisition costs will be approximately $109 million. Logitech expects to consummate the exchange offer during late March or April.

  The Company intends to finance the cash portion of the offer with approximately $85 million of borrowings under a bridge note facility. The bridge note will mature a year after the closing, and the Company will need to refinance this note prior to maturity, either through a debt or equity financing or a new bank facility. As a result of the increased leverage, the Company's principal and interest obligations will increase substantially.

  The acquisition will have a significant impact on the Company's results of operations. The impact will include:

 . Significantly increased interest expense resulting from the borrowings under the bridge loan.

 . Significantly increased expense resulting from amortization of goodwill and other intangible assets arising from the acquisition.

 . A significant in-process research and development charge in the period that the acquisition closes.

 .  An increase in the effective tax rate.

 . A dilutive impact on earnings per share resulting from the shares issued to acquire Labtec.

 . Higher sales and gross profit, increased headcount, and higher operating expenses.

Results of Operations

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                             Three months ended                 Nine months ended
                                                                 December 31,                      December 31,
                                                           -----------------------            -----------------------
                                                            2000             1999              2000             1999
                                                           ------           ------            ------           ------
Net sales.........................................          100.0%           100.0%            100.0%           100.0%
Cost of goods sold................................           65.4             63.7              66.0             66.7
                                                           ------           ------            ------           ------
Gross profit......................................           34.6             36.3              34.0             33.3
Operating expenses:
 Marketing and selling............................           15.9             16.9              17.4             16.9
 Research and development.........................            4.1              4.1               4.7              5.2
 General and administrative.......................            3.6              4.3               4.5              5.1
                                                           ------           ------            ------           ------
Operating income..................................           11.0             11.0               7.4              6.2
Interest income (expense), net....................            (.2)              --               (.1)             (.1)
Other income (expense), net.......................            (.1)            (1.0)               .3              (.2)
                                                           ------           ------            ------           ------
Income before income taxes........................           10.7             10.0               7.6              5.9
Provision for income taxes........................            2.1              2.0               1.5              1.2
                                                           ------           ------            ------           ------
Net income........................................            8.6%             8.0%              6.1%             4.7%
                                                           ======           ======            ======           ======

Comparison of three months ended December 31, 2000 and 1999

  Net Sales

  Net sales for the three months ended December 31, 2000 increased to $232 million, or 25% over the same quarter last year. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's corded mice. The Euro's continued loss in value compared to the U.S. dollar again restrained sales growth for the quarter. With approximately 36% of the Company's sales denominated in the Euro, the Company estimates that the impact of the weakening Euro, along with the impact of other exchange rate changes, was approximately $19.9 million. Even with this restraining factor, sales in the quarter were the largest in Logitech's history.

  Retail sales grew by 31% over the same quarter last year. This growth was shared across all product categories. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, grew by 21%. The Company's tactile feedback mice introduced this quarter and optical mice introduced last quarter contributed significantly to this growth. Mice sales represented 37% of the Company's total retail revenue for this quarter, nearly identical to the percentage in the same quarter last year. Keyboard products continue to be a source of strong growth with sales increasing by 61% over the same quarter last year, and with unit volume growing 52%. Keyboard sales growth is primarily from the cordless desktop line. In the video camera business, retail sales grew 42%, with unit volume increasing by 82%. The Company believes it is the PC video camera market leader for both unit and dollar market share in both the U.S. and Europe. Sales of interactive entertainment products grew 21%, while unit volumes increased by 32%. This growth was primarily driven by joysticks and steering wheels.

  OEM sales grew this quarter by 5% compared to the same quarter last year, while unit volume was approximately flat. Despite the significant slowdown in sales of new PCs this quarter, the Company grew OEM revenue overall, increased revenue and unit volume for PC video cameras compared to last year and, we believe, gained market share in mice even though both revenue and unit volumes declined. However, unit volume for PC video cameras declined from the September 2000 quarter, primarily due to a steep reduction in demand from

Compaq. We expect the lower demand from Compaq for PC video cameras to continue in the fourth fiscal quarter, and perhaps into the future.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 19% to $80.3 million, due primarily to significantly higher sales volume.

  Gross margin (gross profit as a percentage of net sales) decreased from 36.3% to 34.6%. This year-over-year decline reflects several factors, with the most significant being the decline in the value of the Euro relative to the dollar. In addition, retail gross margin declined, reflecting a shift in product mix and the impact of pricing actions to meet competitive price pressures. Over the full fiscal year, the Company continues to expect gross margin to be within the long-term targeted range of 32% to 34%.

  Operating Expenses

  Total operating expenses increased 17%, from $46.8 million to $54.8 million. This increase is due primarily to higher sales and marketing expenses. As a percentage of net sales, total operating expenses decreased slightly from 25% to 24%.

  The increase in sales and marketing expenses is directly related to the Company's increased sales performance and marketing initiatives aimed at strengthening the Company's retail presence. The Company continues to make significant investments in advertising, channel marketing, and brand awareness. Research and development efforts are focused on new product development and cost reductions on existing products. The slight increase in general and administrative expenses primarily reflects higher payroll costs.

  Interest Income (Expense), Net

  Interest expense for the most recent quarter was $.4 million, compared to interest income of $.06 million in the prior year. The increased expense was the result of short-term borrowings to finance working capital needs, and additional long-term borrowings related to a capital lease.

  Other Income (Expense), Net

  Other expense was $.3 million for the current quarter, compared to $1.8 million in the same quarter last year. The net expense this year is primarily due to foreign exchange losses. The net expense last year was primarily due to losses in investments accounted for under the equity method, partially offset by the gain on sale of the touchpad technology. The losses in investments accounted for under the equity method were primarily due to $2.3 million equity in the losses of Spotlife, which was formed in November 1999 to enhance video communications using the internet infrastructure. The gain on the sale of touchpad technology totaled $1.3 million.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income and losses are generated, changes in local tax laws, the phased expiration of a tax holiday in China, and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. As a result, the provision for income taxes for the three months ended December 31, 2000 was $5.0 million, representing a 20% effective tax rate.

Comparison of nine months ended December 31, 2000 and 1999

  Net Sales

  Net sales for the nine months ended December 31, 2000 increased 28% to $564 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's corded mice.

  Retail sales grew by 31%. This growth was shared across all product categories. Sales of the Company's traditional retail pointing devices, which include mice and trackballs, grew by 12%. This growth was driven by the Company's corded tactile feedback mice introduced this quarter and optical mice introduced last quarter. In the video camera business, retail sales grew by 46%. Sales of keyboard products increased by 71% over the same period last year. Sales growth is primarily from the cordless desktop line. Sales of interactive entertainment products grew 22%, driven primarily by joysticks and steering wheels.

  OEM sales grew by 21% compared to the same period last year. This growth was driven by sales of the Company's internet video cameras, while sales of mice declined.

  Gross Profit

  Gross profit increased 31% to $191.8 million in the nine months ended December 31, 2000. Gross profit as a percentage of net sales increased from 33.3% to 34.0%. The increase was primarily due to cost reductions impacting retail and OEM product offerings, plus increased higher-margin internet video camera sales to OEM customers.

  Operating Expenses

  Total operating expenses increased 26%, from $119.2 million to $150.2 million. These increases are directly related to the Company's increased sales performance, marketing initiatives aimed at strengthening the Company's retail presence, and development of new products. As a percentage of sales, operating expenses were 27% this year and last year.

  Interest Income (Expense), Net

  Interest expense was $.4 million for both the nine months ended December 31, 2000 and 1999.

  Other Income (Expense), Net

  Other income was $1.6 million for the nine months ended December 31, 2000, compared to other expense of $1.1 million for the same period last year. The other income this year was primarily due to the first quarter gains recognized from the sale of a building and the sale of shares of Immersion Corporation. The other expense last year was primarily due to third quarter losses in investments accounted for under the equity method, partially offset by the gain on the sale of the touchpad technology.

  Provision for Income Taxes

  The provision for income taxes for the nine months ended December 31, 2000 and 1999 represented a 20% effective tax rate.

Liquidity and Capital Resources

  Cash Balances, Available Borrowings, and Capital Resources

  At December 31, 2000, cash and cash equivalents totaled $15.3 million. The Company also had credit lines with several European and Asian banks totaling $59.8 million as of that date. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of December 31, 2000 $53.7 million was available under these facilities.

  The Company has financed its operations and capital requirements primarily through cash flow from operations and bank borrowings. The Company's normal short and long-term liquidity and capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  The Company intends to finance the cash portion of the offer to acquire Labtec with approximately $85 million of borrowings under a bridge note facility. The bridge note will mature a year after the closing, and the Company will need to refinance this note prior to maturity, either through a debt or equity financing or a new bank facility.

  Cash Flow from Operating Activities

  The Company's operating activities used cash of $22.4 million for the nine months ended December 31, 2000, and provided cash of $13.7 million for the nine months ended December 31, 1999. The Company used significantly more cash this year for increased inventories and receivables, which more than offset increased payables. The significant increase in inventories is due principally to anticipated demand for video camera products that didn't develop to the extent anticipated, specifically for OEM customers. The Company had committed to long lead time components for video cameras in anticipation of higher demand. The demand did not fully develop primarily due to industry-wide weakening in demand for new personal computers and increased price competition between computer manufacturers. The Company has a plan to reduce inventory by the end of the fourth quarter and through the first half of fiscal 2002. If this plan is not successful, the Company may have to reserve for a portion of the video components.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $15.9 million and $18 million for the nine months ended December 31, 2000 and December 31, 1999. Included this year are cash proceeds of $3.6 million from the sale of a building in Europe that was no longer being used in the Company's operations, and cash expenditures of $5 million for an additional investment in Spotlife and $.6 million for investments in other affiliated companies. Capital expenditures
totaled $14.5 million in fiscal 2001 and $12.5 million in fiscal 2000.   The
increase in fiscal 2001 capital expenditures related principally to significantly increased tooling investments for product manufacturing, and for computer equipment acquired under a capital lease, net of reduced expenditures for other computer system related costs. Fiscal 2000 capital expenditures include costs for the Company's computer systems implementation project, which was completed in September 1999.

  Cash Flow from Financing Activities

  Net cash provided by financing activities for the nine months ended December 31, 2000 was $6.9 million. This represents $7.6 million of proceeds from the issuance of registered shares and sale of treasury shares to fulfill employee stock option and stock purchase plan requirements, and $1.1 million to purchase treasury shares as part of a stock buy-back program in the first quarter.

  Net cash used by financing activities for the nine months ended December 31, 1999 was $9.7 million. This represents a $18.4 million net paydown of short-term debt, net of $8.8 million of proceeds from treasury shares and registered shares sold to fulfill employee stock purchase and option plans.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations. Fixed commitments for long lead time parts totaled $8.9 million at December 31, 2000. Fixed commitments for capital expenditures, primarily for manufacturing equipment, approximated $.3 million at December 31, 2000. In addition, the Company has agreed to guarantee up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of December 31, 2000, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $3.5 million. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Certain Factors Affecting Operating Results

  This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 relating to, among other things, i) price competition, ii) the demand in the OEM and retail markets for PC video cameras and cordless products, iii) gross margins, iv) effective tax rate, v) capital commitments, vi) bank credit line availability, vii) cash liquidity availability, viii) the outcome of contingencies, ix) the ability to consummate the agreement with Labtec, x) the ability to obtain bridge financing and long-term financing for the Labtec acquisition, and xi) the impact of the Labtec acquisition on the Company's results of operations. Predictions of future events involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements due to, among others, the following risk factors:

               Risk Factors Relating to the Offer and the Merger

Integrating business operations may be difficult and may have a negative impact on the operating results and financial condition of the combined businesses, including employee morale and retention, customer and supplier retention and marketing operations.

   If we complete the proposed merger, we will integrate two companies that have previously operated independently. The successful integration of Labtec with Logitech will require, among other things, integration of Labtec's and our products, sales and marketing operations, information, software systems and supply chain systems, the coordination of employee retention, hiring and training operations and coordination of future research and development efforts. Integrating Labtec's operations and personnel with ours will be a complex process. We may not be able to integrate the operations of Labtec with our operations rapidly or without encountering difficulties, which, if they occur, may cause us to fail to realize the benefits we currently expect to result from integration and may cause material adverse short- and long-term effects on our operating results and financial condition. Among the difficulties may be negative employee morale, our inability to retain key Labtec employees or personnel, loss of key customers, loss of retail shelf space, disruption of manufacturing and marketing operations and maintaining relationships with Labtec's contract manufacturers.

We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the remaining balance of goodwill was impaired.

   Based on a preliminary valuation of goodwill for purposes of presenting pro forma financial information, goodwill is estimated to total $86 million after the acquisition. Although we expect to amortize the goodwill from this transaction over 20 years, if our management were to determine in the future that the remaining balance of goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

The need for governmental approvals may delay consummation of the offer and the merger, which, among a variety of other factors, may negatively affect the trading prices of Logitech ADSs and Labtec common stock.

   The offer is conditioned upon, among other things, the expiration or termination of the applicable waiting period under the HSR Act and the effectiveness of the Form F-4 registration statement of which this prospectus forms a part. In addition, other filings with, notifications to and authorizations and approvals of, various governmental agencies with respect to the offer, the merger and the other transactions contemplated by the merger agreement relating primarily to antitrust issues, must be made and received prior to the consummation of the offer and the merger. Delays in the consummation of the offer and the merger, among a variety of other factors, may cause the trading price of Logitech ADSs to decline which could result in Labtec stockholders receiving Logitech ADSs with a market value lower than expected. In addition, you should be aware that, among other things:

  . all required regulatory approvals may not be obtained on any anticipated schedule,

  . restrictions on the combined operations of Logitech and Labtec, including divestitures, may be sought by governmental agencies as a condition to obtaining the required regulatory approvals, and

  . operating restrictions and divestitures could decrease the value of the combined company.

   We and Labtec are seeking to obtain all required regulatory approvals. Please refer to "The Offer--Conditions to the Offer" and "-- Regulatory Approvals" for more information.

The acceptance of shares of Labtec common stock in the offer may reduce the liquidity and market value of the remaining Labtec shares.

   The acceptance of shares of Labtec common stock pursuant to the offer will reduce the number of holders of shares of Labtec common stock, and the number of shares of Labtec common stock that might otherwise trade publicly, after closing the offer and before closing the merger, and may therefore reduce the liquidity and market value of the shares of Labtec common stock held by the public during this period.

The rights of shareholders in Swiss corporations are different than the rights of shareholders in United States corporations.

   The rights of holders of Logitech registered shares and, therefore, some of the rights of holders of Logitech ADSs, are governed by Swiss law. As a result, the rights of our shareholders differ from, and may be more limited than, the typical rights of shareholders in United States corporation such as Labtec. Among other things, under Swiss law shareholders who dissent from approving fundamental changes such as a merger do not have appraisal rights. In addition, there are no statutory quorum requirements under Swiss law for shareholders' meetings, except for fundamental corporate actions, which means important business decisions can be made by only a limited number of shareholders if the other shareholders choose not to participate in the meeting.

   U.S. securities laws may restrict the ability of U.S. persons who hold ADSs to participate in certain rights offerings or share or warrant dividend alternatives which we may undertake in the future in the event we are unable to register such securities under the U.S. securities laws and are unable to rely on an exemption from registration under such laws. While we are not currently planning any such transaction, we may take such actions in the future and it may not be feasible to include U.S. persons in any such transaction. If we issue any such securities in the future, they may be issued to the Depositary, which may sell the securities for the benefit of the holders of the ADSs. The Depositary may not receive the appropriate value upon the sale of the securities. See "Comparison of Rights of Labtec Stockholders and Logitech Shareholders" beginning on page 82.

The market price of Logitech ADSs may decline as a result of the merger.

   The market price of Logitech ADSs may decline as a result of the merger for a number of reasons including if:

  . the integration of Logitech and Labtec is unsuccessful;

  . we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

  . the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts.

Labtec's officers and directors have certain interests which may be different from the interests of Labtec's stockholders that could influence them to support or approve the offer and the merger.

   The officers and directors of Labtec participate in arrangements and have continuing indemnification against some liabilities that provide them with interests in the offer and the merger that may be different from, or in addition to, those of the stockholders of Labtec, including the following:

  . Sun Multimedia Advisors, Inc., a corporation owned by two of Labtec's directors, and the general partner of a limited partnership which beneficially owns approximately 48% of Labtec's outstanding shares of common stock, will be entitled to a fee of $4.1 million on the closing of the offer in connection with the termination of its management agreement with a wholly owned subsidiary of Labtec, as well as for services rendered by Sun Multimedia Advisors in connection with, among other things, the sale of Labtec;

  . the terms of Labtec's existing stock option agreements with its employees and directors provide for the acceleration of the vesting of 100% of unvested options upon consummation of the offer or the merger;

  . we have agreed to cause the surviving corporation in the merger to indemnify each Labtec officer and director against certain liabilities and to cause the surviving corporation to maintain officers' and directors' liability insurance to cover certain liabilities for the next six years; and

  . in the interest of ensuring the continuity of Labtec's business, Robert
    G. Wick, Labtec's president and chief executive officer, will continue as senior vice president and general manager of the division that will comprise the Labtec operations.

   For the above reasons, the directors and officers of Labtec could be more likely to vote to approve or recommend the offer, the merger and merger agreement than if they did not hold these interests.

We will incur significant indebtedness to finance the offer, which indebtedness could materially impact our financial condition, results of operations and business.

   We intend to finance the cash portion of the offer with approximately $84.6 million of borrowings under a bridge note facility to be provided by a commercial bank. The bridge note will mature on the earlier of a year after we first draw down funds on the facility and March 31, 2002. We will need to refinance this indebtedness prior to its maturity, either through a debt or equity financing or new bank facility. We may not be able to complete a financing or enter into a new bank facility on satisfactory terms or at all. If we are unable to refinance the indebtedness prior to its maturity and the lenders request repayment, we may not have funds necessary to repay the bridge note, which would significantly impact our business and financial condition and the value of your investment in us.

   The bridge note facility will include covenants that may restrict corporate and other actions that we would otherwise undertake, as well as covenants that we will need to satisfy on an ongoing basis. Failure to comply with or satisfy the covenants may constitute a default under the facility which could result in the acceleration of the maturity of the indebtedness as well as trigger defaults under our other credit facilities.

   As a result of the increased leverage, our principal and interest obligations will increase substantially. The degree to which we will be leveraged could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes. The increased leverage could also adversely affect our liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, we could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements.

Failure to complete the offer and the merger could negatively impact Labtec's stock price and future business and operations.

   If the offer is not completed for any reason, Labtec may be subject to a number of material risks, including the following:

  . Labtec may be required under limited circumstances to pay us a termination fee of up to $4.5 million;

  . the price of Labtec common stock may decline to the extent that the current market price of Labtec common stock reflects a market assumption that the offer and the merger will be completed; and

  . some costs incurred by Labtec related to the offer and the merger, such as regulatory filing and printing fees that would be payable upon completion of the merger by us, must be paid by Labtec if the offer is not completed.

                           Risks Related to Logitech

Our quarterly operating results are difficult to predict. This means that our results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

   Our operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including:

  . the volume and timing of orders received during the quarter;

  . the maturation of product lines;

  . the timing of new product introductions by us and our competitors and their acceptance by the market;

  . the impact of competition on our average selling prices and operating expenses;

  . our inventory levels or inventory levels in the distribution channels;

  . changes in laws or regulations;

  . fluctuations in exchange rates;

  . changes in product or distribution channel mix;

  . price protection charges;

  . product returns from customers;

  . deferrals of customer orders in anticipation of new products or otherwise;

  . changes in technologies and their acceptance by the market;

  . the performance of our suppliers and third-party product manufacturers;
    and

  . the rate of economic growth in our principal geographic markets.

Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

   In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, we have operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of our products are manufactured in Asia, and we rely on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. The foregoing means that our operating results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

Our success depends on the continued viability and financial stability of our distributors, resellers and OEM customers, as well as continued demand by these customers for our products.

   We sell our products through a domestic and international network of distributors, resellers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by these customers for our products. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. Our distributor and reseller customers generally offer products of several different companies, including products competitive with our products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

   As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers. A portion of our net sales has in the past resulted and may in the future result in increased inventory at our distributors and resellers, which has led and could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns. The short product life cycles of certain of our products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, and thus may experience higher rates of return on our older products.

   We recognize revenue upon product shipment, less amounts for estimated returns and price protection. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and our assessment of inventory in the channels. Although we believe that we have provided adequate amounts for projected returns, from time to time we have experienced return levels in excess of amounts provided and our amounts provided may not be sufficient for actual returns in future periods. In addition, our accruals for price protection may not be sufficient in future periods, and any future price changes may have a significant adverse effect on our results of operations.

To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

   The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success will depend to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, some of our competitors may have patents or intellectual property rights which prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations.

A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

   A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

   We transact a substantial portion of our business outside the United States. There are risks inherent in doing business in international markets, including:

  . tariffs, customs, duties and other trade barriers,

  . difficulties in staffing and managing foreign operations,

  . environmental and other related regulations,

  . political instability, expropriation, nationalization and other political risks,

  . foreign exchange controls, and

  . delays from customs brokers or government agencies.

   Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

Intense competition in our industry may result in decreased demand for our products, which may result in reduced revenues and gross margins and loss of market share.

   Our business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements and new features of competing retail products. We expect that competition will continue to be intense and may increase from current or future competitors.

   We compete primarily with Creative Technology, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Philips, Primax, Saitek Industries Ltd., and Xirlink Inc. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than us.

   Our chief competitor is Microsoft in the market for pointing devices, gaming devices and keyboards. In the quarter ended December 31, 1999, Microsoft began shipping two new mouse products that were based on an optical sensing technology. We responded to Microsoft with optical offerings in the second quarter of fiscal 2001. In addition, we continued to focus on the advantages of our cordless offerings to the end user. Microsoft entered into the cordless mouse category in the second quarter of fiscal 2001, and we expect Microsoft to add a cordless keyboard to their line in the near future. We are also starting to see increased competition for cordless desktops from less established brands, at the lower price selling prices.

   Microsoft is also a leading producer of operating systems and applications with which our pointing and gaming devices are designed to operate. As a result of our position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we are not able to offer.

   Our chief competitor in the market for PC video cameras is Intel. Intel has also begun offering a family of wireless products for use with a PC, including a mouse, a keyboard and a gamepad. These products are offered separately and in various combinations. These products are based on a wireless systems approach that requires the use of a base station that can connect multiple wireless devices. It remains to be seen how consumers will respond to this Intel offering. We also expect Microsoft to make a high profile entry into the PC video camera category at some point in calendar 2001.

   We expect to continue to experience increased competition, significant price reductions in OEM and performance enhancements of competing products in retail. This could result in decreased revenue, decreased gross margin, loss of market share and lack of acceptance of our products. In the event of significant price competition in the market for our products, we would be required to decrease costs at least proportionately to any price decreases in order to maintain our existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. We may not be able to compete successfully in the future, and competition may significantly harm our business, financial condition and results of operations.

Our reliance on limited or sole suppliers of components used in our products could result in delays in shipments of our products and increased production costs.

   Certain key components used in the manufacture of our products, as well as certain products, are currently purchased by us from single or limited sources that specialize in these components or products. At present, single-sourced components include certain of our application specific integrated circuits, sensors, other integrated circuits and components, and balls used in some of our trackballs. We generally do not have long- term agreements with our single or limited sources of supply. Lead times and prices for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply excesses shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our productions costs, which could decrease our revenue or gross margin. Delays could also adversely affect our business relationships.

If we lose our key personnel or are unable to attract and retain key personnel, our ability to pursue business opportunities or develop new products will be limited.

   Our success depends to a significant degree on the continued contributions of our senior management, and other key design, development, manufacturing, marketing, finance and sales personnel. The loss of any of these personnel could harm our business. Assimilation and retention of personnel may be made more difficult by the fact that our management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, we believe that our future success will depend on our ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, and competition for whom is intense. We may not be successful in attracting and retaining these personnel, and the failure to attract and retain key personnel could harm our business.

Our effective tax rates may increase in the future, which would adversely affect our operating results.

   We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results in general will be adversely impacted, and specifically our net income and earnings per ADS and per registered share, will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in our various subsidiaries, and changes in our management's assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced substantial fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

   Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

   We hold various United States patents, together with corresponding patents from other countries, relating to some of the same inventions. We also have various United States patent applications pending, together with corresponding applications from other countries relating to some of the same inventions. Despite these patents and patent applications, it is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws, or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

   We also rely on certain technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

Pending lawsuits could adversely impact us.

   There has been substantial litigation in the technology industry regarding rights to intellectual property, and we are subject to the risk of claims against us for alleged infringement of the intellectual property rights of others. Through our U.S. and China subsidiaries, we are currently involved in several pending lawsuits with respect to patent infringement claims by third parties. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously. However, the defense of any of these actions may not be successful. Any judgment in or settlement of any of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

   Pending and future litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

   Other

   For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 2000. The Company cautions that the foregoing list of risk factors is not exhaustive.

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
                          LOGITECH INTERNATIONAL S.A.
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

  As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. For the quarter ended December 31, 2000, 47% of the Company's sales were denominated in non-U.S. currencies and 31% of the Company's net assets were recorded in non-U.S. currencies. For the quarter ended December 31, 1999, 48% of the Company's sales were denominated in non-U.S. currencies and 23% of the Company's net assets were recorded in non-U.S. currencies.

  With the exception of its manufacturing subsidiary in Suzhou, China which uses the U.S. dollar as its functional currency, the Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity. From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At December 31, 2000, there were $14.5 million of forward exchange contracts outstanding. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by foreign subsidiaries, net income for the quarters ended December 31, 2000 and 1999 would have been adversely impacted by approximately $3.1 million and $2.9 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 2001 and 2000 quarter end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year.

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
                                  SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                    Logitech International S.A.



                                    By:  /s/  Guerrino De Luca
                                         --------------------------------------
                                         Guerrino De Luca
                                         President and Chief Executive Officer


                                    By:  /s/  Kristen M. Onken
                                         --------------------------------------
                                         Kristen M. Onken
                                         Chief Finance Officer,
                                         Chief Accounting Officer,
                                         and U.S. Representative

February 23, 2001

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